Lead Real Estate Co., Ltd

January 23, 2023

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ameen Hamady

Wilson Lee

Jeffery Gabor

Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Amendment No. 3 to Registration Statement on Form F-1
Filed January 4, 2023
File No. 333-266762

Ladies and Gentlemen:

This letter is in response to the letter dated January 20, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lead Real Estate Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 4”) is being filed to accompany this letter.

General

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comments, we revised our disclosure on page 23 of Amended Registration Statement No. 4 to include a separate risk factor addressing the potential for rapid and substantial price volatility and known factors particular to our offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly and clearly state that such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Eiji Nagahara
Name: Eiji Nagahara
Title: President and Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC